Exhibit 99.2

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Biodexa Announces Closing of $6.0 Million Underwritten Public Offering, including full exercise of overallotment option

Closes acquisition of exclusive, worldwide license to tolimidone,

phase ii ready type i diabetes clinical program

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced the closing of an underwritten public offering of units for gross proceeds of approximately $6.0 million, which includes the full exercise of the underwriter’s over-allotment option to purchase additional shares and warrants, prior to deducting underwriting discounts and commissions and offering expenses payable by Biodexa.

Biodexa also announced the closing under the assignment and exchange agreement (the “Assignment and Exchange Agreement”) with Adhera Therapeutics, Inc. (“Adhera”) and certain secured noteholders (the “Secured Noteholders”), pursuant to which Adhera assigned all of its rights to the compound tolimidone to Biodexa, and the related license agreement (the “License Agreement”) with Melior Pharmaceuticals I, Inc. (“Melior”), pursuant to which Biodexa obtained an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing tolimidone for any field.

About Tolimidone

Tolimidone was originally discovered by Pfizer Inc. (“Pfizer”) and was developed through Phase II for the treatment of gastric ulcers. Tolimidone has been tested in over 700 patients. Pfizer undertook a broad pre-clinical program to characterize the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in a Phase II clinical trial.

Tolimidone is a selective activator of the enzyme lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

About the Offering

The underwritten public offering was comprised of (a) 1,088,887 Class A Units (the “Class A Units”), priced at a public offering price of $2.00 per Class A Unit, with each Class A Unit consisting of (i) one Depositary Share (representing 400 of the Company’s ordinary shares, nominal value £0.001 per share, the “Ordinary Shares”), (ii) one Series E warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the five-year anniversary of the initial exercise date (each a “Series E Warrant”), and (iii) one Series F warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the one-year anniversary of the initial exercise date (each a “Series F Warrant,” and together with the Series E Warrants, the “Warrants”), and (b) 1,911,176 Class B Units (the “Class B Units”, and collectively with the Class A Units, the “Units”), priced at a public offering price of $1.9999 per Class B Unit, with each Class B Unit consisting of (i) one pre-funded warrant (the “Pre-Funded Warrants”), exercisable for one Depositary Share, (ii) one Series E Warrant, and (iii) one Series F Warrant. Each Pre-Funded Warrant has an initial exercise price per share equal to $0.0001. The Pre-Funded Warrants are exercisable at any time after the initial exercise date until exercised in full and they do not expire. The securities comprising the Units are immediately separable and will be issued separately.

Ladenburg Thalmann & Co. Inc. acted as sole book-running manager in connection with the offering.

A total of 1,088,887 Depositary Shares, Pre-Funded Warrants to purchase up to 1,911,176 Depositary Shares, and Warrants to purchase up to 6,000,126 Depositary Shares were issued in the underwritten public offering including the full exercise of the over-allotment option.

In addition, in connection with the closings of the Assignment and Exchange Agreement and License Agreement, the Company paid Adhera a fee of $640,000, issued an aggregate of 224,947 Depositary Shares to certain of the Secured Noteholders and an aggregate of 2,275,050 pre-funded warrants to certain of the Secured Noteholders, and issued 354,428 Depositary Shares to Melior. Subject to certain satisfaction of its obligations under the License Agreement, the Company further expects to issue an additional 354,428 of its Depositary Shares to Bukwang Pharmaceuticals Co., Ltd.

The securities issued as part of the underwritten public offering were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-274895), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on December 18, 2023.

The securities issued in connection with the closings under the Assignment and Exchange Agreement and the License Agreement were offered pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder. Such Depositary Shares have not been registered under the Act or applicable state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The underwritten public offering is being made solely by means of a prospectus. A final prospectus relating to this offering was filed by Biodexa with the SEC on December 20, 2023. Copies of the final prospectus can be obtained at the SEC’s website at www.sec.gov or from Ladenburg Thalmann & Co. Inc., Prospectus Department, 640 Fifth Avenue, 4th Floor, New York, New York 10019 or by email at prospectus@ladenburg.com.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially therapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK.

Forward Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Examples of forward-looking statements include, among others, statements we make regarding the closing of the offering of securities and the tolimidone license transaction. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

For more information, please contact:

Biodexa Pharmaceuticals PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 20480 180

www.biodexapharma.com

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

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